UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021
Commission File No. 001-36085

CNH INDUSTRIAL N.V.
(Translation of Registrant's Name Into English)

25 St James’s Street,
London, SW1A 1HA
United Kingdom
Tel. No.: +44 1268 533000
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F      X    Form 40-F _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

CNH INDUSTRIAL N.V.

Form 6-K for the month of April 2021

The following exhibits are furnished herewith:

Exhibit 99.1	Press released, dated April 22, 2021, titled: "CNH Industrial to announce 2021 First Quarter financial results on May 5, 2021"
Exhibit 99.2	Voting Results of the Annual General Meeting of Shareholders of CNH Industrial N.V. held on Thursday April 15, 2021

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                            CNH Industrial N.V.

                            By: /s/     Michael P. Going
                            Name: Michael P. Going
                            Title: Corporate Secretary

April 22, 2021

Index of Exhibits

Exhibit	Description of Exhibit
Number	____________________________________________________________________________

Exhibit 99.1	Press release, dated April 22, 2021, titled: "CNH Industrial to announce 2021 First Quarter financial results on May 5, 2021"
Exhibit 99.2	Voting Results of the Annual General Meeting of Shareholders of CNH Industrial N.V. held on Thursday April 15, 2021